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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                    000-25315

                                                                   CUSIP NUMBER

(
Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
            [ ] Form N-SAR

      For Period Ended:          September 30, 2001
                        --------------------------------------------------------
      [ ]  Transition Report on Form 10-K

      [ ]  Transition Report on Form 20-F

      [ ]  Transition Report on Form 11-K

      [ ]  Transition Report on Form 10-Q

      [ ]  Transition Report on Form N-SAR

      For the Transition Period Ended:
                                       -----------------------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART 1 - REGISTRANT INFORMATION

     Sagent Technology, Inc.
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Full Name of Registrant

     N/A
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Former Name if Applicable

     800 W. El Camino Real, Suite 300
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Address of Principal Executive Office (Street and Number)

     Mountainview, California  94040
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City, State and Zip Code
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PART II - RULES 12B-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Sagent's Form 10-Q for the fiscal quarter ended September 30, 2001 could not be filed by the due date of November 14, 2001 due to the following:

As stated in the press release issued on November 15, 2001, Sagent has discovered information indicating that a sales order totaling $1.1 million recognized as revenue in the third quarter of 2001 may not be valid. As a result of this information, Sagent is reviewing all sales orders booked by the same individual for which revenue has been booked but payment has not yet been received. If these sales orders are found to be invalid, there is potential for a restatement of revenues recognized in the first nine months of 2001 totaling $4.9 million. It is possible that a restatement and the failure to collect anticipated receivables would have a material effect on the company. At this point in time, Sagent has no reason to believe that this matter will affect the previously reported December 31, 2000 results. Sagent is reviewing actions necessary, including additional expense reductions, to ensure that the company continues toward its previously stated goals for profitability and liquidity.

At this point in time, the company does not have information, nor does it expect, that other sales orders not attributable to this individual are similarly affected. Sagent is working diligently toward completing its investigation in a timely fashion. Upon completion of the investigation and a thorough review of all of the facts, Sagent will hold a conference call to discuss its findings.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        David Eliff                   (650)                       815-3100
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          (Name)                   (Area Code)               (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                              Yes [X]  No [ ]

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 Yes [ ]  No [X]


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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                             Sagent Technology, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    November 14, 2001                  By  /s/ Ben C. Barnes
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                                               Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


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